Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

May 29, 2025

VIA EDGAR CORRESPONDENCE

Brian Szilagyi
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SOX Review of First Trust Enhanced Equity Income Fund (File No. 811-21586)

Dear Mr. Szilagyi:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “Staff”) on April 29, 2025 via telephone, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, regarding First Trust Enhanced Equity Income Fund (the “Fund”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Fund’s Annual Report for the fiscal year ended December 31, 2024 (the “Annual Report”) as filed on Form N-CSR with the Staff on March 10, 2025.

Comment 1

Please discuss in correspondence how the Fund meets the diversification requirements given individual investments representing more than 5% of total assets are greater than 25% of the total assets.

Response to Comment 1

The Fund notes that while certain individual investments representing more than 5% of the Fund’s total assets accounted for, in the aggregate,  greater than 25% of the Fund’s total assets as of December 31, 2024, this was due to changes in the values of the Fund’s investments subsequent to the Fund’s last acquisition of any security or other property. At the time of such acquisition, the Fund confirms that it met the diversification requirements of Section 5 of the Investment Company Act of 1940.

Comment 2

Instruction 1 to Item 13(a)(1) of Form N-CSR requires the information to be provided as of the date of filing of the report and disclosure of the date as of which the information is provided. The information has not been provided as of the date required. Please update this in future filings. In addition, the valuation date was omitted from Item 13(a)(4) of Form N-CSR. Please update this in future filings.

Response to Comment 2

The Fund confirms that the referenced information will be updated in future filings.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren